December 29, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4561

Attention:	William Friar, Senior Financial Analyst
Eric Envall, Esq.
Division of Corporation Finance

Re:	The Bank of Kentucky Financial Corporation
Preliminary Proxy Statement on Schedule 14A
Filed December 19, 2008
File No. 001-34214

Dear Messrs. Friar and Envall:

On behalf of The Bank of Kentucky Financial Corporation (the “Company”), we are responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 23, 2008 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A.

In connection with this response the Company is today also filing with the Commission Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) which reflects the responses set forth below. We are sending you via overnight delivery two (2) courtesy copies of the Amended Proxy Statement, marked to show changes against the filings with the Commission on December 19, 2008.

To facilitate the staff’s review, this letter includes each of the staff’s comments in italics followed by a response to the questions raised. Please note that, as appropriate, the Company has included changes to the Amended Proxy Statement and page references are to the Amended Proxy Statement as filed today via EDGAR. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amended Proxy Statement.

SQUIRE, SANDERS & DEMPSEY L.L.P.
Securities and Exchange Commission
December 29, 2008
Page 2

Preliminary Proxy Statement on Schedule 14A

1.	In the forepart of your document please disclose that the reason for this proxy solicitation is so that your company may participate in the U.S. Treasury’s Capital Purchase Program.

The Company has complied with the staff’s request by adding additional disclosure on page one of the Amended Proxy Statement to highlight that the primary reason for the proxy solicitation is to enable the Company to participate in the U.S. Treasury’s Capital Purchase Program for public companies.

2.	We note that you have been approved for up $34 million under the Capital Purchase Program and that your pro forma information assumes participating at that amount. Disclose, if true, that it is the board’s intention to sell $34 million in preferred stock to the Treasury, if any is sold. If this is not the case, disclose the minimum and maximum that could be sold under the program, and display the minimum and maximum in the pro forma information.

The Company has provided additional disclosure on pages three, four and six of the Amended Proxy Statement to highlight that it is the board’s intention to sell the maximum amount of $34 million in senior preferred shares to the U.S. Treasury for which BKFC was preliminarily approved.

3.	In the fifth full paragraph on page 4, (“Financial institutions participating in …”) disclose the number of warrants that the company will issue and the price of the company’ common stock as of the most recent practicable date or a recent 20-day trailing average price.

The Company has complied with the staff’s request by revising the cited paragraph in the Amended Proxy Statement to disclose the anticipated number of warrant shares that the Company anticipates issuing and the price per share based upon the 20-day trailing average price from the date upon which the Company received preliminary approval from the U.S. Treasury.

4.	Noting your disclosure on page five regarding the Treasury Department’s standards regarding executive compensation, disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008, and if so, please describe what modifications will be made.

The Company has complied with the staff’s request by revising the cited disclosure in the Amended Proxy Statement on page five to reference the Company’s plans to enter into agreements with senior executive officers to modify or terminate benefits as appropriate in order to ensure compliance with the standards on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008, as well as describing modifications to be made.

SQUIRE, SANDERS & DEMPSEY L.L.P.
Securities and Exchange Commission
December 29, 2008
Page 3

5.	Please clearly state that the Company intends to participate in the Treasury Department’s program for “public” companies. In addition, any pro forma information that the Company provides should disclose that it has been prepared in accordance with the “public” company program.

The Company has provided additional disclosure on pages one and three of the Amended Proxy Statement to clarify that the Company is participating in the Treasury Department’s Capital Purchase Program for public companies. The pro forma disclosure has also been revised on page six to include a reference that such pro forma disclosure has been prepared assuming the issuance of senior preferred stock under the Capital Purchase Program for public companies.

Closing Comments

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the staff’s request, the Company has executed a written statement acknowledging the foregoing, which is attached hereto as Exhibit A.

* * * * *

We appreciate the efforts of the staff to assist the Company in resolving the above comments. Please contact the undersigned at (614) 365-2759 if you have any questions regarding the responses set forth above.

Very truly yours,

/s/ Aaron A. Seamon

Aaron A. Seamon

cc:	Robert W. Zapp (The Bank of Kentucky Financial Corporation)
Martin J. Gerrety (The Bank of Kentucky Financial Corporation)
Wilbert L. Ziegler, Esq. (Ziegler & Schneider, P.S.C.)

This Statement (this “Statement”) is made as of December 29, 2008 by The Bank of Kentucky Financial Corporation (the “Company”) in connection with the filing of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A and any further amendments thereto (as amended, the “Amended Proxy Statement”) with the Securities and Exchange Commission (the “Commission”) on December 29, 2008.

In connection with the filing of the Amended Proxy Statement and in response to the request by the staff of the Commission in its comment letter to the Company dated December 23, 2008, through execution of this Statement, the Company hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Proxy Statement; (ii) staff comments or changes to disclosure in response to staff comments in the Amended Proxy Statement do not foreclose the Commission from taking any action with respect to the Amended Proxy Statement; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

THE BANK OF KENTUCKY FINANCIAL CORPORATION

By:	/s/ Martin J. Gerrety
Martin J. Gerrety
Treasurer and Assistant Secretary